

CORPORATE
EXECUTIVE
BOARD™



WHAT
THE BEST
COMPANIES
DO™

ANNUAL REPORT | 08



Our Commitment to Members

The Corporate Executive Board provides on-demand direction and support to enable business professionals to take decisive action. Our insights and global network help organizations work smarter **and** faster **to deliver** superior outcomes.

CONTENTS

1 2008 in Review

2 2008 Financials

1

2008 in Review



Essential Business Insights

Our world-class best practices research and insights coupled with our expansive intellectual and data assets provide executives and professionals the information and tools they need at every key decision point to drive superior outcomes.



Thomas L. Monahan III
Chairman and Chief Executive Officer

A Letter from the Chairman

Dear Corporate Executive Board Shareholder:

Without a doubt, 2008 was the most challenging year that businesses across the globe have ever faced. The utter collapse of the financial services industry and the economic meltdown that followed affected every industry around the world—and our own member base as well. We entered 2008 with high expectations for meeting our goals, knowing that the business environment was tightening and expecting to work hard for our results. Our performance metrics—sales force strength, member visits, and utilization—were on track, and we were confident that progress against our operating priorities would lead to desired outcomes. Ultimately, however, we were not immune. Our capital strength and profitable business mix spared us the worst effects, but, for the first time in our history, our Contract Value—the key measure of our business progress—declined from the previous year.

The fact that every sector of the economy shared our situation does not mitigate either the news or our responsibility to members and shareholders. In fact, our membership grew across 2008, but not in line with expectations. While we did not realize our goals for revenue growth, the fundamentals of our business model held up in the face of widespread calamity. In 2008, we were still able to turn in strong cash flows and remain profitable.

As shareholders of The Corporate Executive Board (CEB), you need to know that we enter 2009 well positioned to not only withstand continuing economic uncertainty, but also to take the necessary steps to build our business for the future. In this letter, I share with you how these unprecedented economic times present opportunity for us to both deliver significant value to members and position ourselves for future, sustainable growth.

Vital Global Network

Our active executive network spans functions, industries, and geographies, providing on-demand support and resources to members in an increasingly complex and competitive environment.

Performance Results

Through the economic turmoil, we demonstrated the value of our products and services to the market by enabling critical decisions during a time of great uncertainty. Despite severe financial pressure, 88% of our large corporate members renewed their relationships with us. This clearly suggests that even in these times—when executives are looking to eliminate all but essentials from their budgets and are concerned more with survival than success—our members value their CEB relationships.

Nonetheless, the economic environment put tremendous pressure on our members, and we saw that pressure reflected in our results for the year. The 4.8% increase in overall revenues to $558.4 million fell short of our objectives for top-line growth. Although members sought our direction and made use of our resources in greater numbers than ever before, many found they were simply unable to maintain their previous membership levels. As a result, we saw declines in both the total number of memberships and the average number of individual program memberships per organization. Program-level renewals in the fourth quarter, traditionally our strongest, were especially hard hit in both North America and Europe. Year-to-year, fourth quarter revenues decreased by 3.8% to $136.7 million, and Contract Value at year-end decreased 7.5% to $487.1 million.

The biggest impact on Contract Value came from steep declines at a small number of our large members. We lost Contract Value from companies that disappeared due to the economy and from those in extreme financial distress—clustered largely in the financial services and building materials industries.

It is important to note that even the most distressed members largely made the deliberate choice to stay with us, albeit at lower levels. Of our largest 500 member companies, for example, only five chose to not renew any memberships.

In 2008, we continued to add new members across all of our lines of business, although membership growth dampened across the year. New products were a net contributor to results, but as the year progressed, it became more difficult to get prospective buyers to try anything new.

Our other brands were also not immune to the rapidly deteriorating climate that hit the fourth quarter. Toolbox.com, for instance, which had a very strong year over all with revenues up approximately 30%, saw a weakened demand profile for advertising. This, combined with a general compression of valuations in the market as a whole, resulted in an impairment of Toolbox.com's goodwill and intangible assets.

Our Network

- More than 5,100 global enterprises
- More than 80% of the Fortune 500
- More than 120,000 executives and professionals
- Members in more than 50 countries

Key 2008 Accomplishments

We encountered unprecedented challenges in 2008, no doubt, but those same challenges gave us opportunities to innovate for both our members and our own operations.

Delivering Greater Member Value **Worsening economic conditions in 2008 enabled us to provide greater support for our members, culminating in our publication of *Executive Guidance for 2009*. This unprecedented work leveraged our vast research assets to provide members the urgent support they needed to quickly adjust their operating plans and budgets in response to the changing economic conditions. To deliver these insights, we leveraged a wide array of delivery channels—distilling our findings on an accelerated basis to allow for faster and broader access to this information. Furthermore, we quickly supplemented our published guidance with daily alerts, newsletters, teleconferences, webinars, and member meetings to provide continued support during a time of incredible uncertainty. Member response to this information was unprecedented. Throughout the third quarter we met with thousands of executive teams, testing their plans and budgets against our own deep data resources. We had more than 9,000 individuals register for our teleconference series and provided more than 14,000 printed copies of *Executive Guidance for 2009*.**

A Model for Sales and Service **We also confirmed that better integrating sales and service can produce stronger results for us, even in difficult times. Our Asia-Pacific region, where we piloted a number of new sales and service models, significantly outperformed the rest in both new sales and renewals. While we can attribute some of this to slightly more robust economic conditions in that part of the world, our new operating models made the largest contribution to our performance there. As a result, we are moving rapidly to transfer these successful models to the rest of the company.**

Disciplined Cost Management **Finally, we took our own advice. Following the executive guidance we gave to members, we took steps to aggressively take costs out of the business to protect margins despite declining Contract Value. We focused on sustainable reductions, looking to more efficiently develop and deliver our insights and services to members. We did this without sacrificing critical investments in product innovation, marketing, and infrastructure, which will drive longer-term growth. Our strong balance sheet, highly visible revenues, and strategic cost planning will allow us to make key investments for the future.**

Annual Revenue
Millions of U.S. Dollars



$280.7
$362.2
$460.6
$532.7
$558.4
2004 2005 2006 2007 2008

Adjusted EBITDA Margin*



17.7%
22.4%
25.1%
24.2%
23.4%
2004 2005 2006 2007 2008

Cash Flow from Operations
Millions of U.S. Dollars



$118.7
$181.5
$136.3
$110.0
$85.2
2004 2005 2006 2007 2008

Diluted Earnings per Share



$1.34
$1.83
$1.94
$2.17
$1.30
2004 2005 2006 2007 2008

* Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP").
See page 12 for a reconciliation of GAAP to adjusted presentations.

Positioning for Sustainable Growth

The deepening recession gave us the opportunity to accelerate some important and deliberate changes for 2009 that will position us for sustainable growth in the longer term. Our largest members—those who buy or influence the purchase of multiple, related products and have the capacity to buy more—have told us that they want more proactive, timely, and individualized support. In addition, their daily lives have changed, due to the challenges of the economy and the nature and pace of their decision making. In response, we are addressing this changing reality with new kinds of products and services that will provide greater utility and which we will deliver with greater speed and frequency.



Focusing on Core Decision Centers—We confirmed over the course of the year that both our greatest opportunities and our deepest assets lie in five core decision centers where we are already strongest: Human Resources, Legal, Finance, Information Technology, and Sales and Marketing. By serving decision makers at deeper levels within these functional areas, we can tap the total addressable market they represent for consulting and information services of more than $5 billion annually.

Our ability to capitalize on this opportunity is unique. Today, 90% of all institutions larger than $10 billion have at least one CEB membership, yet we estimate that we have captured less than 10% of these institutions' buying potential. Our successful executive relationships within these institutions provide entrée to other functions and executives, as well as deeper access to those we already serve. Clearly, there is great opportunity over time to expand our commercial relationships within our existing base of large institutions. Similarly, our opportunity to expand existing relationships and create new ones within smaller institutions—those with revenues between $1 billion and $10 billion—is substantial. Within this broader sector, 60% have one or more CEB memberships today.

Leveraging World-Class Resources—Recognizing that our best and most profitable growth opportunities lie within a focused set of prospects, we have begun to take steps to concentrate our resources on meeting the needs of executives and their teams in five core decision centers. As a result, we have begun sunsetting and consolidating products that do not address core member needs and which never achieved the scale to create value either for members or our business. The restructuring charge we took in the fourth quarter, in part, reflects the staff reductions we made as a consequence of these changes.

Powerful Delivery Systems

Through our unique set of delivery systems, we match actionable business insights to professional outcomes—making our vast resources and data assets accessible when and where needed.

This sharpened focus keeps our product development and sales and service efforts keenly aligned with both the immediate and longer-term needs of our members. By serving these areas to the level they deserve, we will build lasting value for our largest and most promising members throughout the span of their careers. At the same time, we will focus our most tenured commercial talent against our highest-return opportunities.

Furthermore, we are accelerating our transition to an integrated sales and service model, replicating successful pilots we ran across the company in 2008. This change will strengthen our executive relationships across the core decision centers and realign our account management resources strategically against our very best opportunities. Together, these changes will enable us to deliver an unparalleled member experience.

Focusing on Member Outcomes

Standing at the center of a network of more than 5,100 of the world's largest enterprises, we have a unique and privileged position from which to deliver best practices research, decision-support tools, executive education, advisory services, and performance management resources—all focused on enabling executives and their organizations to work smarter and faster. With renewed focus on our core members, we will aggressively pursue three key strategies throughout 2009:

1. Deepen Relationships with Professionals at All Levels in Our Five Core Decision Centers.

   We define success as enabling outstanding outcomes for member companies. Our job is to help our members be more successful by matching our insights, tools, and information to the most important and urgent decisions they face every day and every year throughout their careers. By integrating our sales and service operations, by supporting technology-driven solutions that connect our resources to members' needs, and by equipping our staff to be more nimble and proactive in providing support, we will help our members achieve more successful outcomes, and in turn see our relationships grow and the value of the member network rise.

2. Add New Members and Adapt Products for Key New Markets.

We have consistently demonstrated the ability to adapt existing assets for new markets, and we continue to see tremendous opportunity for growth by expanding our footprint in core decision centers, with new institutions, and across geographies. To address this opportunity, we will continue to invest in building our platform for serving our five core decision centers in middle markets and high-potential geographies.

3. Engineer Products That Address New Decisions and Decision Makers.

We plan to continue to launch renewable and scalable products and services to address the unmet needs of the core decision centers, driving deeper into each organization with new, tailored offerings that serve the direct reports and teams of our existing senior members. In the process, we will engage future executives earlier in their careers.

We expect to develop many of these new products and services organically from our existing data assets of 300,000 corporate practices. However, where we find it more appropriate to acquire unique and valuable data assets or other services that can immediately benefit our members, we will take advantage of our strong financial position to make intelligent acquisitions.

As we pursue these strategies, we will assiduously work to maintain our strong economic fundamentals through careful cost management. That said, our plans for the coming year do not anticipate a rapid recovery. But we believe—and our members have validated this belief—that our products and services can help make the difference between success and failure, between surviving and thriving, in difficult times such as these. Our strong business model and consistent fiscal discipline mean we have the capacity to weather the crisis while making necessary operating investments. We are confident that by focusing on helping our members successfully make their way through this extremely difficult time, we can return to the strong and consistent levels of growth and economic performance that have characterized our business since its inception.

In Appreciation

In closing, I want to thank our members. It is a privilege to be considered a trusted partner for our members, especially through these difficult times. I want to also thank my colleagues at The Corporate Executive Board. I appreciate and admire your energy, creativity, professionalism, and hard work. Your commitment to helping our members manage their way through the challenges they face gives me the utmost confidence in our future.

Thomas L. Monahan III
Chairman and Chief Executive Officer

> "It is a privilege to be considered a trusted partner for our members, especially through these difficult times."

2

2008 Financials



SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data. The selected financial data presented below has been derived from our consolidated financial statements which have been audited by our independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In Thousands, Except Per-Share Amounts)				
Consolidated Statements of Income Data					
Revenues	$ 558,352	$ 532,716	$ 460,623	$ 362,226	$ 280,724
Costs and expenses:					
Cost of services	179,950	183,088	164,022	120,944	91,469
Member relations and marketing	161,670	150,032	122,177	93,657	75,560
General and administrative	76,120	71,984	59,629	40,295	31,254
Depreciation and amortization	21,631	15,573	10,381	7,308	6,782
Impairment loss	27,449	—	—	—	—
Restructuring costs	8,006	—	—	—	—
Non-cash lease restructuring costs	—	—	—	—	5,210
Total costs and expenses	474,826	420,677	356,209	262,204	210,275
Income from operations	83,526	112,039	104,414	100,022	70,449
Other (expense) income, net	(5,438)	16,049	24,318	13,588	9,936
Income before provision for income taxes	78,088	128,088	128,732	113,610	80,385
Provision for income taxes	33,291	47,501	49,561	38,550	26,729
Net income	$ 44,797	$ 80,587	$ 79,171	$ 75,060	$ 53,656
Earnings per share—basic	$ 1.31	$ 2.20	$ 1.99	$ 1.90	$ 1.40
Weighted average shares outstanding—basic	34,205	36,666	39,712	39,572	38,344
Earnings per share—diluted	$ 1.30	$ 2.17	$ 1.94	$ 1.83	$ 1.34
Weighted average shares outstanding—diluted	34,329	37,159	40,721	41,092	39,925
Cash dividends declared per common share	$ 1.76	$ 1.60	$ 1.20	$ 0.40	$ 0.30

	December 31,				
	2008	2007	2006	2005	2004
	(In Thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents and marketable securities	$ 76,103	$ 144,356	$ 487,287	$ 544,636	$ 416,977
Deferred income taxes	53,886	37,017	28,005	14,838	29,587
Total assets	446,192	544,772	736,055	726,995	578,451
Deferred revenues	264,253	323,395	308,671	261,300	205,494
Total stockholders' equity	22,609	67,547	317,865	385,414	327,461

	December 31,				
	2008	2007	2006	2005	2004
Other Operating Data (Unaudited)					
Membership programs	52	48	42	37	31
Member institutions	5,114	4,711	3,739	2,831	2,368
Total membership subscriptions	15,747	16,349	14,190	10,825	8,202
Average subscriptions per member institution (cross-sell ratio) (1)	3.08	3.47	3.80	3.82	3.46
Client renewal rate (2)	84%	90%	92%	92%	91%
Contract Value (in thousands) (3)	$ 487,107	$ 526,386	$ 475,653	$ 381,366	$ 294,949

Notes to Other Operating Data

(1) Excluding the impact of the middle market cross-sell ratio of 1.58, 1.44, 1.1 and 1.0 in 2008, 2007, 2006 and 2005, respectively, the traditional large company market cross-sell ratio was 3.63, 4.03, 4.15 and 3.91 in 2008, 2007, 2006 and 2005, respectively.

(2) For the year then ended. Client renewal rate is defined as the percentage of member institutions renewed, adjusted to reflect reductions in member institutions resulting from mergers and acquisitions of members. Our client renewal rate for 2008 and 2007 was comprised of renewal rates of 88% and 92%, respectively, for our large company market and 71% and 80%, respectively, for our middle market.

(3) For the year then ended. Contract value is defined as the aggregate annualized revenue attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement.

Non-GAAP Financial Measures

This annual report and the accompanying tables include a discussion of EBITDA, Adjusted EBITDA, Adjusted net income and non-GAAP earnings per diluted share, which are non-GAAP financial measures provided as a complement to the results provided in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The term "EBITDA" refers to a financial measure that we define as earnings before interest income, net, income taxes, and depreciation and amortization. The term "Adjusted EBITDA" refers to a financial measure that we define as earnings before interest income, net, income taxes, depreciation and amortization, impairment loss and restructuring costs. "Adjusted net income" refers to net income excluding the effect, net of tax, of the impairment loss and restructuring costs. "Non-GAAP earnings per diluted share" refers to net income excluding the per-share effect, net of tax, of the impairment loss and restructuring costs.

These non-GAAP measures may be considered in addition to results prepared in accordance with GAAP but should not be considered a substitute for, or superior to, GAAP results. Furthermore, we intend to continue to provide these non-GAAP financial measures as part of the Company's future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. A reconciliation of these non-GAAP measures to GAAP results is provided below.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In Thousands)				
EBITDA and Adjusted EBITDA					
Net income	$ 44,797	$ 80,587	$ 79,171	$ 75,060	$ 53,656
Depreciation and amortization	21,631	15,573	10,381	7,308	6,782
Interest income, net	(4,268)	(14,937)	(23,566)	(13,588)	(9,936)
Provision for income taxes	33,291	47,501	49,561	38,550	26,729
EBITDA	95,451	128,724	115,547	107,330	77,231
Share-based compensation	—	—	—	(26,370)	(27,573)
Impairment loss	27,449	—	—	—	—
Restructuring costs	8,006	—	—	—	—
Adjusted EBITDA	$ 130,906	$ 128,724	$ 115,547	$ 80,960	$ 49,658
Adjusted EBITDA Margin	23.4%	24.2%	25.1%	22.4%	17.7%

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In Thousands)				
Adjusted Net Income					
Net income	$ 44,797	$ 80,587	$ 79,171	$ 75,060	$ 53,656
Impairment loss, net of tax	17,073	—	—	—	—
Restructuring costs, net of tax	4,804	—	—	—	—
Adjusted Net Income	$ 66,674	$ 80,587	$ 79,171	$ 75,060	$ 53,656

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Non-GAAP Earnings per Diluted Share					
GAAP earnings per diluted share	$ 1.30	$ 2.17	$ 1.94	$ 1.83	$ 1.34
Per-share effect of impairment loss, net of tax	0.50	—	—	—	—
Per-share effect of restructuring costs, net of tax	0.14	—	—	—	—
Non-GAAP Earnings per Diluted Share	$ 1.94	$ 2.17	$ 1.94	$ 1.83	$ 1.34

We believe that EBITDA, Adjusted EBITDA, Adjusted net income and non-GAAP earnings per diluted share are relevant and useful supplemental information for the Company's investors. We use these non-GAAP financial measures for internal budgeting and other managerial purposes, when publicly providing the Company's business outlook and as a measurement for potential acquisitions. A limitation associated with EBITDA and Adjusted EBITDA is that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures. Management compensates for these limitations by also relying on the comparable GAAP financial measure of income from operations, which includes depreciation and amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with Selected Financial Data and our annual audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report. The following discussion includes forward-looking statements that involve certain risks and uncertainties. For additional information regarding forward-looking statements and risk factors, see Forward-Looking Statements.

Executive Overview

The ongoing turmoil in the global economy contributed to a decline in Contract Value at December 31, 2008. We define Contract Value as the aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the remaining duration of any such agreement. The majority of the Contract Value decrease was from a discrete number of large member companies that experienced disruptive economic distress themselves and from companies that have ceased operations or have been acquired.

Our growth strategy is to leverage an integrated sales and service model to grow and retain our installed membership base, version our products and services for new markets, launch new products and services in five corporate decision centers, and protect the core economics of our business through effective cost management. Our plan to launch new products and services may include the acquisition of target companies that bring us capabilities and intellectual property assets that target additional member needs.

In January 2009, we announced adoption of a plan to restructure our business to align expenses more closely with our revenue outlook, in light of continued economic turmoil in the United States and global economy, and to redirect resources to areas that we believe have a greater potential for future growth. This restructuring includes a reduction of approximately 15% of the Company's workforce; a realignment of products and services, including consolidation or retirement of certain products, to focus on five corporate decision centers; and the implementation of an integrated approach to prospect and member account management.

General

We generate the majority of our revenue through memberships that provide access to our products and services, which are delivered through several channels. Memberships, which principally are annually renewable agreements, primarily are payable by members at the beginning of the contract term. Billings attributable to memberships for our products and services initially are recorded as deferred revenues and then generally are recognized on a pro-rata basis over the membership contract term, which typically is 12 months. A member may request a refund of its membership fee during the membership term under our service guarantee. Refunds are provided on a pro-rata basis relative to the remaining term of the membership.

Our operating costs and expenses consist of:

- *Cost of services*, which represents the costs associated with the production and delivery of our products and services, consisting of compensation, including share-based compensation, for research personnel and in-house faculty; the production of published materials; the organization of executive education seminars; and associated support services.
- *Member relations and marketing*, which represents the costs of acquiring new members and the costs of maintaining and renewing existing members, consisting of compensation (including sales commissions and share-based compensation), travel and associated support services.
- *General and administrative*, consisting of compensation, including share-based compensation, and other costs associated with human resources and recruiting, finance and accounting, legal, management information systems, facilities management, new product development and other administrative functions.
- *Depreciation and amortization*, consisting of depreciation of our property and equipment, including leasehold improvements, furniture, fixtures and equipment, capitalized software and Web site development costs and the amortization of intangible assets.

In 2008, we also recognized an Impairment loss primarily from the write-down of goodwill for Toolbox.com and Restructuring costs, consisting primarily of severance and related termination benefits, pursuant to a plan of workforce reductions.

Critical Accounting Policies

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and may require the application of significant judgment by management; as a result, they are subject to an inherent degree of uncertainty. In applying those policies, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members and information available from other outside sources, as appropriate. For a more detailed discussion of the application of these and other accounting policies, see Note 2 to our consolidated financial statements. Our critical accounting policies include:

Revenue recognition

In accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"), revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed and determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Revenue from membership subscriptions is recognized ratably over the term of the related subscription, which generally is 12 months. Membership fees generally are billable, and revenue recognition begins, when a member agrees to the terms of the membership and fees receivable and the related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain membership fees are billed on an installment basis. Members generally may request a refund of their membership fees, which is provided on a pro-rata basis relative to the length of the remaining membership term, under our service guarantee. Revenue from membership subscriptions was greater than 95% of total revenue in 2008, 2007 and 2006.

Advertising and content related revenue from Toolbox.com are recognized as the services are provided.

Allowance for uncollectible revenue

We record an allowance for uncollectible revenue as a reduction in revenue based upon management's analyses and estimates as to the collectability of our accounts receivable. As part of our analysis, we examine our collections history, the age of the receivables in question, any specific member collection issues that we have identified, general market conditions, member concentrations and current economic and industry trends. Membership fees receivable balances are not collateralized.

Income taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of total deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized. We have provided a valuation allowance of $8.2 million at December 31, 2008 for the estimated loss of Washington, D.C. tax credits, which was caused by our move to Virginia in 2008 and state-deferred tax assets, consisting primarily of state net operating loss carry forwards for one of our subsidiaries.

In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which the earnings will be generated, the impact of state and local and foreign income taxes, and our ability to use tax incentives. We file income tax returns in U.S. federal, state and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local tax examinations in major tax jurisdictions for periods prior to 2005.

Goodwill

As a result of acquisitions, any excess purchase price over the net tangible and identifiable intangible assets acquired is recorded as goodwill. A preliminary allocation of the purchase price to tangible and intangible net assets acquired is based upon a valuation, and our estimates and assumptions may be subject to change. Intangible assets consist primarily of purchased software and customer relationships. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 2 to 20 years.

We review goodwill and intangible assets for impairment annually on October 1 or whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). If we determine that an impairment has occurred, we are required to record a write-down of the carrying value as an operating expense in the period the determination is made. Although we believe goodwill is appropriately stated in our consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

Goodwill impairment is determined using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any. We estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various judgmental assumptions about sales, operating margins, growth rates and discount rates. Assumptions about sales, operating margins and growth rates are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit).

Long-lived assets, including intangibles

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable.

Deferred incentive compensation

Direct incentive compensation paid to our employees related to the negotiation of new and renewal memberships is deferred and amortized over the term of the related memberships.

Share-based compensation

Under the provisions of FASB Statement No. 123 (revised 2004), *Share Based Payment* ("FAS 123 (R)") we calculate the grant date fair value of share-based awards using a lattice valuation model. For grants prior to the adoption of FAS 123(R) on January 1, 2006, we used the Black-Scholes valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our stock and estimated forfeiture rates of the awards. Prior to adopting FAS 123(R), we recognized forfeitures only as they occurred. We base our fair value estimates on assumptions we believe to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates.

Results of Operations

The following table sets forth certain operating data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,		
	2008	2007	2006
Revenues	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of services	32.2	34.4	35.6
Member relations and marketing	29.0	28.2	26.5
General and administrative	13.6	13.5	12.9
Depreciation and amortization	3.9	2.9	2.3
Impairment loss	4.9	—	—
Restructuring costs	1.4	—	—
Total costs and expenses	85.0	79.0	77.3
Income from operations	15.0	21.0	22.7
Other (expense) income, net	(1.0)	3.0	5.3
Income before provision for income taxes	14.0	24.0	27.9
Provision for income taxes	6.0	8.9	10.8
Net income	8.0%	15.1%	17.2%

Years ended December 31, 2008, 2007 and 2006

Contract Value. Contract Value decreased 7.5% to $487.1 million at December 31, 2008 and increased 10.7% to $526.4 million at December 31, 2007 from $475.7 million at December 31, 2006.

In 2008, the largest driver of the decrease resulted from large member companies who experienced disruptive economic distress themselves, or from other member companies that disappeared entirely, primarily in the financial services, transportation, and building materials industries. This decrease, which we experienced both in North America and Europe, accounted for approximately $32 million, or 80%, of the Contract Value decrease. The remaining Contract Value decrease is driven by a reduction in spending by the general membership base, partially offset by sales to new members and sales of new products. The total number of membership subscriptions decreased 3.7% to 15,747, the total number of member institutions increased 8.6% to 5,114 and the average subscription price decreased 4.6% to $30,714 at December 31, 2008.

In 2007, the largest drivers of the increase were the addition of new members and cross sales of memberships to existing members. The total number of membership subscriptions increased 15.2% to 16,349, the total of member institutions increased 26% to 4,711 and the average subscription price decreased 3.9% to $32,196 at December 31, 2007.

Revenues. Revenues increased 4.8% from $532.7 million in 2007 to $558.4 million in 2008 and increased 15.7% from $460.6 million in 2006 to $532.7 million in 2007.

In 2008, the largest drivers of the increase related to the recognition of the year end 2007 deferred revenue balance, which had increased from year-end 2006, and new members joining their first program, and to a lesser extent, the introduction of new research programs, and the inclusion of revenues from Toolbox.com for the entire year compared to only five months in 2007. These increases were partially offset by the impact of the provision for uncollectible revenues. The provision for uncollectible revenues increased $3.2 million from 2007 to 2008.

In 2007, the largest drivers of the increase in revenues were the addition of new members, the introduction of new research programs and the addition of Toolbox.com for the last five months of 2007.

We introduced four new programs in 2008 and six new programs in each of 2006 and 2007.

Costs and expenses. Included in the results of operations and the discussion and analysis of changes below are amounts related to a decrease in share-based compensation expense and moving-related costs in 2008. The decrease in share-based compensation expense relates to an increase in our anticipated forfeiture rate and a decrease in the fair value of new share-based awards granted. In 2008, we increased our estimated forfeiture rate from 3% to 14% and the cumulative effect of the change in estimate was a reduction in compensation expense of $2.9 million. In 2008, we also recorded $6.0 million in moving-related costs, including expenses associated with overlapping office leases associated with our move to our Arlington, Virginia headquarters. These expenses are allocated to Cost of services, Member relations and marketing and General and administrative expenses.

Cost of services. Cost of services decreased 1.7% to $180.0 million in 2008 from $183.1 million in 2007, and increased 11.6% in 2007 from $164.0 million in 2006.

The decrease from 2007 to 2008 of $3.1 million was primarily due to a reduction in compensation and related costs including salaries, payroll taxes, and incentives, a decrease in the fair value of deferred compensation and a decrease in share-based compensation expense of $4.8 million relative to 2007. Offsetting the decreases, in part, was an increase in facilities expense due to overlapping lease periods related to our move from Washington, D.C. to our Arlington, Virginia headquarters. Additional increases included external consulting, executive education seminar costs and expenses related to the inclusion of Toolbox.com for the entire year in 2008.

The increase from 2006 to 2007 of $19.1 million was primarily due to an increase in compensation and related costs, including incentives and payroll taxes and to a lesser extent facilities costs relating mostly to our Arlington, Virginia headquarters and additional office space taken in London, England and executive education seminar expenses. These increases were partially offset by decreases in printing expenses, external consulting costs and a decrease in share-based compensation expense relative to 2006 of $1.3 million.

Cost of services as a percentage of revenues was 32.2% in 2008, 34.4% in 2007 and 35.6% in 2006.

The decrease as a percentage of revenues from 2007 to 2008 of 2.2% was primarily due to decreases in compensation and related costs including salaries, payroll taxes, deferred compensation, incentives and a decrease in share-based compensation expense offset by an increase in facilities and related costs.

The decrease as a percentage of revenues from 2006 to 2007 of 1.2% was primarily due to lower share-based compensation expense, and to a lesser extent, printing costs and external consulting fees, and was partially offset by percentage increases in overhead including facilities costs.

Cost of services as a percentage of revenues may fluctuate from year to year due to the timing of the completion and delivery of best practices research studies, the timing of executive education seminars, the introduction of new membership programs and the fixed nature of a portion of the production costs of best practices research studies, as these costs are not significantly affected by growth in the number of membership subscriptions. Accordingly, Cost of services as a percentage of revenues may not be indicative of future annual results. However, because Cost of services includes both fixed and variable components in terms of both amount and timing of expenses incurred, we have some flexibility to manage a portion of these expenses in light of changing market conditions.

Member relations and marketing. Member relations and marketing increased 7.8% to $161.7 million in 2008 from $150.0 million in 2007, and increased 22.7% in 2007 from $122.2 million in 2006.

The increase from 2007 to 2008 of $11.7 million was primarily due to compensation and related costs including salaries, payroll taxes and incentives, and facilities costs as noted above. The increased compensation costs were part of our initiative to strengthen our North American sales force and resulted from incremental investments in staffing, incentives and training. To a lesser extent, the increase was due to an increase in facilities and related costs and the inclusion of Toolbox.com for the entire year in 2008. These increases were partially offset by a decrease in share-based compensation expense of $3.2 million and a decrease in the fair value of deferred compensation.

The increase from 2006 to 2007 of $27.8 million was primarily due to an increase in personnel related costs including salaries relating to an increase in member relations and marketing headcount and incentives relating to higher revenue. Other factors contributing to the increase, but to a lesser extent, include facilities costs associated with the office spaces discussed in cost of services above and external consulting fees. These increases were partially offset by a decrease in travel and travel related expenses and a decrease in share-based compensation of $0.9 million.

Member relations and marketing expense as a percentage of revenues were 29.0% in 2008, 28.2% in 2007 and 26.5% in 2006.

The increase as a percentage of revenues from 2007 to 2008 of 0.8% was primarily due to the inclusion of Toolbox.com and an increase in facilities costs.

The increase as a percentage of revenues from 2006 to 2007 of 1.7% was primarily due to the percentage increase in overhead, including facilities costs, and, to a lesser extent, compensation, including salaries and incentives, and external consulting costs and was partially offset by decreases in travel and travel related expenses and, to a lesser extent, a decrease in share-based compensation expense.

General and administrative. General and administrative expense increased 5.7% to $76.1 million in 2008 from $72.0 million in 2007 and increased 20.8% in 2007 from $59.6 million in 2006.

The increase from 2007 to 2008 of $4.1 million was primarily due to an increase in external consulting fees relating to infrastructure investments related to the build out of our Arlington, Virginia headquarters and to a lesser extent, facilities costs, compensation and related costs, including salaries and payroll taxes and the inclusion of Toolbox.com in the results for the full year of 2008 compared with five months in 2007. These increases were partially offset by decreases in severance expense not related to restructuring costs and a decrease in share-based compensation expense of $2.0 million. To a lesser extent, the following also decreased during the period: non-revenue related incentives, the fair value of deferred compensation and employment placement fees.

The increase from 2006 to 2007 of $12.4 million was primarily due to an increase in compensation and related costs, including salaries and payroll taxes, including $2.3 million relating to severance expense, and to a lesser extent, an increase in facilities costs and external consulting costs. These increases were partially offset by a decrease in payroll taxes associated with the exercise of employee stock options and a decrease in share-based compensation expense of $0.3 million.

General and administrative expense as a percentage of revenues was 13.6% in 2008, 13.5% in 2007 and 12.9% in 2006.

General and administrative expense as a percentage of revenues remained flat from 2007 to 2008 primarily as a result of the net changes from items discussed above.

The increase as a percentage of revenue from 2006 to 2007 of 0.6% was primarily due to the percentage increase in personnel related costs, including the severance expense noted above, and facilities costs. The increases were partially offset by decreases in payroll taxes, external consulting fees and share-based compensation expense as noted above.

Depreciation and amortization. Depreciation and amortization expense increased 38.5% to $21.6 million in 2008 from $15.6 million in 2007 and 50.0% in 2007 from $10.4 million in 2006.

The increase from 2007 to 2008 of $6.0 million was primarily due to the amortization relating to the full year's effect of purchase price allocated to identifiable intangible assets as part of the acquisition of Toolbox.com and other smaller acquisitions. The total increase in amortization expense year-over-year was $3.3 million. The increase was also due to depreciation related to tenant improvements and computer hardware placed into service in 2008 related to our Arlington, Virginia office.

The increase from 2006 to 2007 of $5.2 million was primarily due to amortization of intangible assets relating to the purchase of Toolbox.com, which accounted for $1.7 million in 2007. To a lesser extent, the percentage increase was also due to depreciation related to the purchase of equipment and software for the build-out of our Arlington, Virginia infrastructure, investments in leasehold improvements for additional office space for the London office, and the purchase of computer equipment and management information systems software to support organizational growth.

Depreciation and amortization expense as a percentage of revenues was 3.9% in 2008, 2.9% in 2007 and 2.3% in 2006. The percentage increases are due to the factors discussed above.

Impairment loss. In the fourth quarter of 2008, based on a combination of factors (including the current economic environment and the near term outlook for advertising related revenue), we concluded that goodwill and intangible asset amounts previously recorded for the 2007 acquisition of Toolbox.com were impaired. We utilized the income approach (discounted cash flow method) and the market approach (guideline company method and the transaction method) in the determination of the fair value of Toolbox.com. The total impairment loss recognized in the fourth quarter of 2008 was $27.4 million. This non-cash charge did not impact our liquidity position or cash flows.

Restructuring costs. In the fourth quarter of 2008, we committed to a plan of workforce reductions to restructure our business to align expenses more closely with our revenue outlook, in light of continued economic turmoil in the U.S. and global economy, and to redirect resources to areas that we believe have a greater potential for future growth. This restructuring includes a reduction of approximately 15% of the Company's workforce; a realignment of products and services, including consolidation or retirement of certain products, to focus on five corporate decision centers; and the implementation of a new, integrated approach to prospect and member account management.

Pre-tax restructuring charges for these actions are estimated to be approximately $9.3 million, most of which is associated with severance and related termination benefits. We recorded a pre-tax restructuring charge of $8.0 million for these actions in the fourth quarter of 2008. We expect to recognize a majority of the remaining charges in the first quarter of 2009, with the remaining costs being recognized over the remainder of 2009. Substantially all of these charges will result in cash expenditures in 2009. We expect that the annualized pre-tax savings associated with the restructuring will be approximately $31 million.

Other (expense) income, net. Other (expense) income, net decreased in 2008 to an expense of $5.4 million from income of $16.0 million in 2007 and income of $24.3 million in 2006.

Other (expense) income, net for 2008 was comprised of interest income of $4.3 million earned on cash and cash equivalents and marketable securities and the realized gain on the sale of marketable securities, offset by a $1.8 million write-down of a cost method investment, a $3.4 million foreign currency re-measurement loss, and the impact of the change in fair value of participant accounts relating to our deferred compensation plan of $4.5 million. In 2008, the decrease in interest income, net was primarily due to decreased levels of cash and cash equivalents and marketable securities relative to 2007 and lower investment returns in a lower interest rate environment.

Other (expense) income, net for 2007 was comprised primarily of $14.9 million of interest income earned on cash and cash equivalents and marketable securities, the realized gains and losses on the sale of marketable securities and the increase in fair value of participant accounts in our deferred compensation plan of $1.1 million. In 2007, the decrease in Other (expense) income, net was primarily due to decreased levels of cash and cash equivalents and marketable securities relative to 2006 and lower investment returns in a lower interest rate environment and the decrease in the fair value of participant accounts relating to our deferred compensation plan.

Provision for income taxes. We recorded a Provision for income taxes of $33.3 million, $47.5 million and $49.6 million in 2008, 2007 and 2006, respectively.

In 2008, our effective income tax rate increased to 42.6% primarily due to the effects of unrealized currency translation loss recognized for book purposes, and an increase in the state effective rate due to the move to Virginia, as well as an increase to the valuation allowance related to certain state deferred tax assets.

In 2007, our effective income tax rate decreased from 38.5% to 37.1% primarily due to an increase in the estimated amount of Washington, D.C. income tax incentives that we were able to utilize prior to moving to our new Virginia office location and an increase in our deferred tax assets from higher state tax rates.

Liquidity and Capital Resources

Cash flows generated from operating activities are our primary source of liquidity, and we believe that existing cash, cash equivalents and marketable securities balances and operating cash flows will be sufficient to support operations, capital expenditures, and the payment of dividends, as well as potential share repurchases during the next 12 months. We had cash, cash equivalents and marketable securities of $76.1 million and $144.4 million at December 31, 2008 and 2007, respectively. We have completed the build-out of the office space for our headquarters in Arlington, Virginia, which included total cash payments of $59.7 million, net of lease incentives received. Of this amount, $25.5 million was paid in 2007 and the remaining $34.2 million was paid in 2008.

Cash flows from operating activities. Membership subscriptions, which principally are annually renewable agreements, generally are payable by members at the beginning of the contract term. The combination of revenue growth, profitable operations and advance payments of membership subscriptions historically has resulted in net cash flows provided by operating activities. We generated net cash flows from operating activities of $85.2 million, $110.0 million and $136.3 million in 2008, 2007 and 2006, respectively.

We made income tax payments of $55.2 million, $60.8 million and $9.0 million in 2008, 2007 and 2006, respectively, and expect to continue making tax payments in future periods. In 2008, we received $9.0 million of incentives associated with our lease and move to Arlington, Virginia.

Cash flows from investing activities. Our cash management, acquisition and capital expenditure strategies affect cash flows from investing activities. In 2008, net cash flows used in investing activities were $16.3 million. In 2007, net cash flows provided by investing activities were $121.8 million. In 2006, net cash flows used in investing activities were $212.0 million.

In 2008, we used $42.5 million in investing activities for capital expenditures, including furniture, fixtures and equipment and leasehold improvements primarily related to the build-out of our Arlington, Virginia headquarters. The build-out is complete at December 31, 2008. We estimate that capital expenditures to support our infrastructure will be approximately 2% to 3% of annual revenue during 2009. In addition, we acquired two companies totaling $10.0 million, net of cash acquired. These activities were offset by $36.5 million of net proceeds from maturities and sales of marketable securities.

In October and December 2008, we acquired 100% of the equity interests of two companies that supplement our existing product offerings in two corporate decision centers by providing access to proprietary data assets. The total purchase price for both acquisitions was $10.0 million, net of cash acquired, which was preliminarily allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. We allocated $5.6 million to intangible assets with a weighted average amortization period of eight years and $6.7 million was allocated to goodwill. The purchase price for one of the acquisitions may be increased if certain performance targets are met in each of the three annual periods ending December 31, 2009, 2010 and 2011.

In 2007, we used $34.5 million in investing activities for capital expenditures, including furniture, fixtures and equipment and leasehold improvements primarily related to the build-out of our Arlington, Virginia headquarters. We used $61.6 million, net of cash acquired, for acquisitions, which primarily related to the acquisition of Toolbox.com and $3.8 million for a cost method investment. These activities were offset by $221.7 million of net proceeds from maturities and sales of marketable securities.

In July 2007, we acquired 100% of the equity interests of Information Technology Toolbox, Inc., which operates an online community of approximately 1.4 million information technology professionals who share job-related information. The purchase price was $58.9 million, reduced by the assumption of $1.0 million in transition bonuses that were paid by us. Under the terms of the acquisition agreement, the purchase price may be increased if certain financial thresholds are achieved during the 12-month period ending on or before December 31, 2010. Pro forma information disclosing the operating results in 2006 and 2007 is not presented.

In 2006, we used $194.3 million in investing activities to purchase marketable securities, net of maturities and $17.7 million for capital expenditures, including leasehold improvements for additional office space in Washington, D.C. and London, England, Web site development costs and computer equipment and software.

Cash flows from financing activities. Net cash flows used in financing activities were $100.3 million, $355.6 million and $177.2 million in 2008, 2007 and 2006, respectively.

In 2008, dividend payments were $59.9 million and we repurchased 1.0 million shares of our common stock at a total cost of $41.8 million. Proceeds from the issuance of common stock under the employee stock purchase plan totaled $1.4 million. In addition, we received $0.1 million from the exercise of common stock options.

In 2007, dividend payments were $57.8 million, and we repurchased 4.3 million shares of our common stock at a total cost of $303.0 million. Proceeds from the issuance of common stock under the employee stock purchase plan totaled $2.1 million. In addition, we received $0.7 million from the exercise of common stock options and recognized excess tax benefits of $2.4 million from the exercise of share-based compensation.

In 2006, dividend payments were $47.4 million, and we repurchased 1.9 million shares of our common stock at a total cost of $176.0 million. Proceeds from the issuance of common stock under the employee stock purchase plan totaled $2.0 million. In addition, we received $3.0 million from the exercise of common stock options and recognized excess tax benefits of $41.2 million from the exercise of share-based compensation.

At December 31, 2008, we had outstanding letter of credit agreements totaling $6.4 million for security deposits related to certain office leases. The letters of credit expire at various times from January 2009 through September 2009, but will automatically extend for another year from their expiration dates. To date, no amounts have been drawn on these agreements. In 2008, we terminated letters of credit relating to the security deposits for the Washington, D.C. office space leases when the leases expired. Under the terms of the Arlington, Virginia lease agreement, we committed to providing the landlord security deposits totaling $50 million and pledged $50 million of long-term marketable securities to the landlord as collateral for this obligation. In August 2008, we replaced the $50 million pledge of long-term marketable securities with a letter of credit for $4.5 million.

Contractual Obligations

The following summarizes our known contractual obligations at December 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period (In Thousands)				
	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
Operating lease obligations	$ 651,862	$ 32,838	$ 66,708	$ 67,232	$ 485,084
Other liabilities	$ 12,141	$ 1,292	$ 1,438	$ 1,161	$ 8,250

The operating lease obligations relate primarily to our office leases, excluding expected rental income under non-cancelable subleases, which are more fully described in Note 16 to our consolidated financial statements. The operating lease obligations include scheduled rent increases for our Arlington, Virginia headquarter of 1.85% per year through 2017, and 2% per year thereafter. Other liabilities include elective deferrals and earnings under the deferred compensation plan. Not included in the table above are unrecognized tax benefits of $427,000.

Off-Balance Sheet Arrangements

At December 31, 2008, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

Recent Accounting Pronouncements

See Note 3 to our consolidated financial statements for a description of recent accounting pronouncements, including the expected dates of adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to interest rate and foreign currency exchange rate risks that could impact our financial position and results of operations.

Interest Rate Risk

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents include highly liquid U.S. Treasury obligations with maturities of less than three months from purchase. Marketable securities consist primarily of U.S. Treasury notes and insured Washington, D.C. tax exempt bonds. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile.

The following table provides the principal (notional) amount by expected maturity of our available-for-sale marketable securities at December 31, 2008 (dollars in thousands):

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value 12/31/08
Marketable securities	$ 13,500	$ 18,545	$ 9,845	$ 3,700	$ 7,655	$ 3,500	$ 56,745	$ 59,889
Average effective interest rate	3.60%	3.94%	4.24%	4.25%	4.63%	4.85%		

Foreign Currency Risk

Our international operations subject us to risks related to currency exchange fluctuations. Prices for our products are denominated primarily in U.S. dollars, even when sold to members that are located outside the United States. Many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, increases in local currencies against the U.S. dollar in countries where we have foreign operations would result in higher effective operating costs and, potentially, reduced earnings. We use forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with our cost reimbursement agreements with our UK and India subsidiaries. A forward contract obligates us to exchange a predetermined amount of U.S. dollars to make equivalent Pound Sterling ("GBP") and Indian Rupee ("INR") payments equal to the value of such exchanges. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 12 months.

The functional currency of substantially all of our wholly-owned foreign subsidiaries is the U.S. dollar. For these foreign subsidiaries, monetary balance sheet and related income statement accounts, representing claims receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, are remeasured at the current exchange rate with exchange gains and losses recorded in income. Non-monetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow of foreign currency units, are remeasured at their historical exchange rates. In 2008 and 2007, we recorded foreign currency translation (losses) gains totaling ($3.4) million and $0.9 million, respectively, which is included in Other (expense) income, net in the consolidated statements of income. A hypothetical 10% adverse movement in GBP would result in expense of approximately $1 million.

FORWARD-LOOKING STATEMENTS

This Annual Report, including information incorporated into this document by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All such forward-looking statements are based on management's beliefs, current expectations and information currently available to management. These statements are contained throughout this Annual Report, including under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements frequently contain words such as "believes," "expects," "anticipates," "intends," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts, financial results or financial condition. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position and potential growth opportunities.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those set forth in the forward-looking statements. One must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those indicated by forward-looking statements include, among others, those discussed in this Annual Report under "Critical Accounting Policies" and elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional uncertainties that could affect future results include general economic conditions and future financial performance of members and industries. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. All forward-looking statements contained in this Annual Report are qualified by these cautionary statements and are made only as of the date this Annual Report is filed. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Amounts)

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 16,214	$ 47,585
Marketable securities	13,545	24,153
Membership fees receivable, net	127,007	161,336
Deferred income taxes, net	12,459	12,710
Deferred incentive compensation	12,621	15,544
Prepaid expenses and other current assets	9,140	10,638
Total current assets	190,986	271,966
Deferred income taxes, net	41,427	24,307
Marketable securities	46,344	72,618
Property and equipment, net	109,133	91,904
Goodwill	26,392	42,626
Intangible assets, net	17,266	22,143
Other non-current assets	14,644	19,208
Total assets	$ 446,192	$ 544,772
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 66,178	$ 62,681
Accrued incentive compensation	25,145	31,355
Deferred revenues	264,253	323,395
Total current liabilities	355,576	417,431
Other liabilities	68,007	59,794
Total liabilities	423,583	477,225
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01; 100,000,000 shares authorized; 43,205,367 and 43,119,512 shares issued and 34,043,752 and 34,993,581 shares outstanding at December 31, 2008 and 2007, respectively	432	431
Additional paid-in-capital	395,434	383,636
Retained earnings	254,285	269,429
Accumulated elements of other comprehensive income (loss)	55	(194)
Treasury stock, at cost, 9,161,615 and 8,125,931 shares at December 31, 2008 and 2007, respectively	(627,597)	(585,755)
Total stockholders' equity	22,609	67,547
Total liabilities and stockholders' equity	$ 446,192	$ 544,772

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per-Share Amounts)

	Year Ended December 31,		
	2008	2007	2006
REVENUES	$ 558,352	$ 532,716	$ 460,623
COSTS AND EXPENSES			
Cost of services	179,950	183,088	164,022
Member relations and marketing	161,670	150,032	122,177
General and administrative	76,120	71,984	59,629
Depreciation and amortization	21,631	15,573	10,381
Impairment loss	27,449	—	—
Restructuring costs	8,006	—	—
Total costs and expenses	474,826	420,677	356,209
INCOME FROM OPERATIONS	83,526	112,039	104,414
Other (expense) income, net	(5,438)	16,049	24,318
INCOME BEFORE PROVISION FOR INCOME TAXES	78,088	128,088	128,732
Provision for income taxes	33,291	47,501	49,561
NET INCOME	$ 44,797	$ 80,587	$ 79,171
EARNINGS PER SHARE			
Basic	$ 1.31	$ 2.20	$ 1.99
Diluted	$ 1.30	$ 2.17	$ 1.94
DIVIDENDS PER SHARE	$ 1.76	$ 1.60	$ 1.20
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	34,205	36,666	39,712
Diluted	34,329	37,159	40,721

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 44,797	$ 80,587	$ 79,171
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Deferred income taxes	(22,064)	(10,923)	34,139
Amortization of marketable securities premiums (discounts), net	695	(449)	(2,389)
Share-based compensation	12,525	22,764	25,306
Excess tax benefits from share-based compensation arrangements	–	(2,398)	(41,225)
Depreciation and amortization	21,631	15,573	10,381
Impairment loss	27,449	–	–
Changes in operating assets and liabilities:			
Membership fees receivable, net	36,112	(6,688)	(32,865)
Deferred incentive compensation	2,923	(2,384)	(1,671)
Prepaid expenses and other current assets	2,283	(645)	(2,210)
Other non-current assets	6,375	(5,578)	(8,564)
Accounts payable and accrued liabilities	11,053	(11,739)	23,933
Accrued incentive compensation	(6,210)	6,293	(1,983)
Deferred revenues	(60,548)	14,724	47,371
Other liabilities	8,211	10,904	6,877
Net cash flows provided by operating activities	85,232	110,041	136,271
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment, net	(42,483)	(34,532)	(17,743)
Cost-method investment	(386)	(3,829)	–
Acquisition of businesses, net of cash acquired	(10,005)	(61,593)	–
Purchases of marketable securities	(12,489)	(108,801)	(196,920)
Sales and maturities of marketable securities	49,024	330,556	2,635
Net cash flows (used in) provided by investing activities	(16,339)	121,801	(212,028)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the exercise of common stock options	100	691	2,979
Proceeds from issuance of common stock under the employee stock purchase plan	1,419	2,087	2,024
Excess tax benefits from share-based compensation arrangements	–	2,398	41,225
Purchase of treasury shares	(41,842)	(302,974)	(175,985)
Payment of dividends	(59,941)	(57,826)	(47,395)
Net cash flows used in financing activities	(100,264)	(355,624)	(177,152)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(31,371)	(123,782)	(252,909)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	47,585	171,367	424,276
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 16,214	$ 47,585	$ 171,367

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2006, 2007 and 2008
(In Thousands, Except Share Amounts)

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income (Loss)	Treasury Stock	Total	Annual Comprehensive Income
	Shares	Amount						
Balance at December 31, 2005	39,482,727	$ 414	$ 277,028	$ 214,892	$ (124)	$ (106,796)	$ 385,414	$ —
Issuance of common stock upon the exercise of common stock options	1,378,917	14	2,965	—	—	—	2,979	—
Issuance of common stock under the employee stock purchase plan	26,875	—	2,024	—	—	—	2,024	—
Share-based compensation	—	—	25,465	—	—	—	25,465	—
Tax effect of share-based compensation	—	—	46,508	—	—	—	46,508	—
Purchase of treasury shares	(1,940,611)	—	—	—	—	(175,985)	(175,985)	—
Unrealized losses on available-for-sale marketable securities, net of tax	—	—	—	—	(316)	—	(316)	(316)
Payment of dividends	—	—	—	(47,395)	—	—	(47,395)	—
Net income	—	—	—	79,171	—	—	79,171	79,171
Balance at December 31, 2006	38,947,908	$ 428	$ 353,990	$ 246,668	$ (440)	$ (282,781)	$ 317,865	$ 78,855
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	280,510	3	685	—	—	—	688	—
Issuance of common stock under the employee stock purchase plan	33,677	—	2,087	—	—	—	2,087	—
Share-based compensation	—	—	22,764	—	—	—	22,764	—
Tax effect of share-based compensation	—	—	4,110	—	—	—	4,110	—
Purchase of treasury shares	(4,268,514)	—	—	—	—	(302,974)	(302,974)	—
Unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	1,312	—	1,312	1,312
Foreign currency hedge	—	—	—	—	(1,066)	—	(1,066)	(1,066)
Payment of dividends	—	—	—	(57,826)	—	—	(57,826)	—
Net income	—	—	—	80,587	—	—	80,587	80,587
Balance at December 31, 2007	34,993,581	$ 431	$ 383,636	$ 269,429	$ (194)	$ (585,755)	$ 67,547	$ 80,833
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	46,125	1	100	—	—	—	101	—
Issuance of common stock under the employee stock purchase plan	39,730	—	1,419	—	—	—	1,419	—
Share-based compensation	—	—	12,525	—	—	—	12,525	—
Tax effect of share-based compensation	—	—	(2,246)	—	—	—	(2,246)	—
Purchase of treasury shares	(1,035,684)	—	—	—	—	(41,842)	(41,842)	—
Unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	208	—	208	208
Foreign currency hedge	—	—	—	—	(333)	—	(333)	(333)
Cumulative translation adjustment	—	—	—	—	374	—	374	374
Payment of dividends	—	—	—	(59,941)	—	—	(59,941)	—
Net income	—	—	—	44,797	—	—	44,797	44,797
Balance at December 31, 2008	34,043,752	$ 432	$ 395,434	$ 254,285	$ 55	$ (627,597)	$ 22,609	$ 45,046

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of operations

The Corporate Executive Board Company (the "Company") helps improve decision making among a global network of executives and business professionals. The Company provides its members with authoritative and timely guidance they need to elevate company performance and excel in their careers. For a fixed annual fee, members of each program have access to an integrated set of services, including best practices studies, executive education programs, customized analysis and Web-based access to the program's content database and decision support tools. Beginning on August 1, 2007, the Company began generating advertising and content related revenues through the Company's wholly-owned subsidiary, Toolbox.com, Inc. ("Toolbox.com").

Note 2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates in preparation of financial statements

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These accounting principles require the Company to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's financial statements will be affected.

Foreign currency

The functional currency of substantially all of the Company's wholly-owned foreign subsidiaries is the U.S. dollar. For these foreign subsidiaries, monetary balance sheet and related income statement accounts, representing claims receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, are remeasured at the current exchange rate, with exchange gains and losses recorded in income. Non-monetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow of foreign currency units, are remeasured at their historical exchange rates. In 2008 and 2007, the Company recorded foreign currency translation (losses) gains totaling ($3.4) million and $0.9 million, respectively, which are included in Other (expense) income, net in the consolidated statements of income.

For one of our wholly-owned subsidiaries, the functional currency is the local currency. For this subsidiary, the translation of its foreign currency into U.S. dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the balance sheet date and for revenue and expense accounts using average foreign currency exchange rates during the period. Capital accounts are translated at historical foreign currency exchange rates. Translation gains and losses are included in stockholders' equity as a component of accumulated other comprehensive income (loss). Adjustments that arise from foreign currency exchange rate changes on transactions denominated in a currency other than the local currency are included in Other (expense) income, net on the consolidated statements of income.

Cash equivalents and marketable securities

Short-term investments and marketable securities that mature within three months of purchase are classified as cash equivalents. Short-term investments and marketable securities with maturities of more than three months of purchase are classified as marketable securities. At December 31, 2008 and 2007, the Company's marketable securities consisted primarily of United States Treasury notes and Washington, D.C. tax-exempt bonds. The Company classifies its marketable securities as available-for-sale, which are carried at fair value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

Allowance for uncollectible revenue

The Company records an allowance for uncollectible revenue, as a reduction in revenue, based upon management's analysis and estimates as to the collectability of its accounts receivable. As part of its analysis, the Company examines the collections history, the age of the receivables in question, any specific member collection issues that it has identified, general market conditions, customer concentrations and current economic trends. Membership fees receivable balances are not collateralized.

Property and equipment

Property and equipment consists of furniture, fixtures, equipment, leasehold improvements and capitalized computer software and Web site development costs. Property and equipment are stated at cost, less accumulated depreciation expense. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Capitalized software and Web site development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net tangible and intangible assets acquired in a business combination. Goodwill amounts are not amortized but rather are tested for impairment annually, or between annual test dates whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. The Company's annual test date for goodwill impairment is October 1st.

Goodwill is tested for impairment using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is considered to not be impaired and the second step of the impairment test is not performed. If the fair value of a reporting unit is less than its carrying amount, the second step is performed to measure the amount of any goodwill impairment. The second step compares the implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill value is greater than its fair value, an impairment loss is recognized for the excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, the fair value of a reporting unit is allocated to all of the assets and liabilities of that unit, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.

The Company has concluded that its reporting units used to assess goodwill for impairment are the same as its business segments. The fair value of a reporting unit is estimated by using generally accepted valuation methodologies that consider both an income approach and market approaches. These models require the Company to make various judgmental estimates and assumptions about sales, operating margins, growth rates, discount factors and valuation multiples.

During the fourth quarter of 2008, the Company recorded an impairment loss of $27.4 million related to its Toolbox.com business segment ($22.9 million related to goodwill and $4.5 million relates to intangible assets). See Note 9.

Intangible assets, net

Intangible assets, net consists primarily of technology and customer relationships. These assets are amortized on a straight-line basis over their estimated useful lives of 2 to 20 years. The gross carrying amount of intangible assets was $26.3 million and $25.4 million, and accumulated amortization was $9.0 million and $3.3 million at December 31, 2008 and 2007, respectively. Amortization expense was $5.8 million, $2.5 million and $0.7 million in 2008, 2007 and 2006, respectively. The estimated aggregate amortization expense for each of the succeeding five years ended 2009 through 2013 is $5.5 million, $4.8 million, $2.4 million, $1.7 million and $0.6 million, respectively.

Recovery of long-lived assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable.

Fair value of financial instruments

The fair value of the Company's financial instruments approximates their carrying value. In 2008, the Company recorded a $1.8 million other than temporary impairment loss for a cost-method investment.

Revenue recognition

In accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"), revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed and determinable, (3) services have been rendered and payment has been contractually earned and (4) collectability is reasonably assured. Revenue from membership subscriptions is recognized ratably over the term of the related subscription, which generally is 12 months. Membership fees generally are billable, and revenue recognition begins, when a member agrees to the terms of the membership and fees receivable and the related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain membership fees are billed on an installment basis. Members generally may request a refund of their membership fees, which is provided on a pro-rata basis relative to the length of the remaining membership term. Revenue from membership subscriptions was greater than 95% of total revenue in 2008, 2007 and 2006.

Advertising and content related revenues from Toolbox.com are recognized as the services are provided.

Deferred incentive compensation

Direct incentive compensation paid to the Company's employees related to the negotiation of new and renewal memberships is deferred and amortized over the term of the related memberships.

Share-based compensation

The Company has several share-based compensation plans. These plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and incentive bonuses to employees and non-employee members of the Company's Board of Directors. Under Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("FAS 123(R)"), share-based compensation cost is measured at the grant date of the share-based awards based on their fair values and is recognized on a straight-line basis as expense over the vesting periods of the awards, net of an estimated forfeiture rate.

Under FAS 123(R), the Company calculates the grant date fair value of stock options and stock appreciation rights awards using a lattice valuation model for grants subsequent to the adoption of FAS 123(R). For grants prior to the adoption of FAS 123(R), the Company used a Black-Scholes valuation model. For restricted stock units, the grant date fair value of the award is measured by reducing the share price at that date by the present value of the dividends expected to be paid during the requisite vesting period. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares and estimated forfeiture rates of the awards. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates.

Income taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of total deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109* ("FIN 48") on January 1, 2007. The impact of adoption was not material. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("FAS 109"). FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. The Company recognizes interest and penalties related to income tax matters as a component of the Provision for income taxes.

Concentration of credit risk and sources of revenues

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of membership fees receivable and cash, cash equivalents and marketable securities. Concentrations of credit risk with respect to membership fees receivable are limited due to the large number of members and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition or international developments. The Company performs periodic evaluations of the membership base and related membership fees receivable and establishes allowances for potential credit losses.

The Company's international operations subject the Company to risks related to currency exchange fluctuations. Prices for the Company's products and services are denominated in U.S. dollars, even when sold to members that are located outside the United States. Many of the costs associated with the Company's operations located outside the United States are denominated in local currencies. The Company uses forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with the Company's cost reimbursement agreements with its UK and India subsidiaries. A forward contract obligates the Company to exchange a predetermined amount of U.S. dollars to make equivalent Pound Sterling ("GBP") and Indian Rupee ("INR") payments equal to the value of such exchanges. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 12 months.

The Company maintains a portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents consist of highly liquid U.S. Treasury obligations that mature within three months of purchase. Marketable securities consist primarily of U.S. Treasury notes and Washington, D.C. tax-exempt bonds. The Company performs periodic evaluations of the relative credit ratings related to cash, cash equivalents and marketable securities.

Accumulated elements of other comprehensive income (loss)

Accumulated elements of other comprehensive income (loss) included within stockholders' equity consist of the following (in thousands):

	December 31,	
	2008	2007
Unrealized gains, net of tax, for available-for-sale marketable securities	$ 1,071	$ 877
Unrealized losses, net of tax, for forward currency exchange contracts	(1,390)	(1,071)
Cumulative translation adjustment	374	–
Accumulated elements of other comprehensive income (loss)	$ 55	$ (194)

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period increased by the dilutive effect of potential common shares outstanding during the period. The number of potential common shares outstanding has been determined in accordance with the treasury-stock method to the extent they are dilutive. Common share equivalents consist of common shares issuable upon the exercise of outstanding share-based compensation awards. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Basic weighted average shares outstanding	34,205	36,666	39,712
Effect of dilutive shares outstanding	124	493	1,009
Diluted weighted average shares outstanding	34,329	37,159	40,721

In 2008, 2007 and 2006, 3.46 million, 1.35 million and 0.60 million shares, respectively, related to share-based compensation awards have been excluded from the dilutive effect shown above because their impact would be anti-dilutive.

Note 3. Recent accounting pronouncements

Recently adopted

In September 2006, the FASB issued the Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. In February 2008, the FASB agreed to delay the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. The Company adopted the provisions of FAS 157 for financial assets and financial liabilities on January 1, 2008, and it did not have a material impact on the consolidated financial statements. The Company will adopt the application of FAS 157 for all non-financial assets and liabilities in the first quarter of 2009. The Company is currently evaluating the impact of this portion of the pronouncement and has not yet determined the effect it will have on the Company's financial position or results of operations.

In February 2007, the FASB issued the Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115* ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value (the "fair value option") that are not currently required to be measured at fair value. The Company adopted the provisions of FAS 159 on January 1, 2008 and did not elect the fair value option to measure certain financial instruments.

Not yet adopted

In December 2007, the FASB issued the Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("FAS 141(R)"). FAS 141(R) broadens the scope of acquisition accounting as prescribed in FAS 141, which applied only to business combinations in which control was obtained by transferring consideration, to all transactions and other events in which an entity obtains control of a business. FAS 141(R) establishes principles for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree by requiring recognition at the acquisition date, and measurement at their fair values as of that date, with limited exceptions specified in the statement. FAS 141(R) also establishes requirements for how the acquirer recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase as defined in the statement. In addition, FAS 141(R) establishes guidance for how the acquirer determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company will be required to adopt FAS 141(R) for acquisitions completed after December 31, 2008. The Company is currently evaluating the impact of FAS 141(R); however, the implementation may have a material impact on our consolidated financial statements for businesses we acquire post adoption.

In March 2008, the FASB issued the Statement of Financial Accounting Standards No. 161, *Disclosures About Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133* ("FAS 161"). FAS 161 is intended to improve the current disclosure framework in Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133") by requiring entities to provide enhanced disclosures about how and why the entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under

FAS 133 and its related interpretations, and how derivative instruments and hedged items affect the entity's financial position, financial performance and cash flows. The Company will be required to adopt FAS 161 as of January 1, 2009. The Company is currently evaluating the impact of FAS 161 but does not expect it to have a material impact.

Note 4. Acquisitions

2008 Acquisitions

In October and December 2008, the Company acquired 100% of the equity interests of two companies that supplement its existing product offerings. The total purchase price for both acquisitions was $10.0 million, net of cash acquired, which was preliminarily allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The Company allocated $5.6 million to intangible assets with a weighted average amortization period of eight years, and $6.7 million was allocated to goodwill. The purchase price for one of the acquisitions may be increased if certain performance targets are met in each of the three annual periods ending December 31, 2009, 2010 and 2011.

2007 Acquisitions

On July 31, 2007, the Company acquired 100% of the equity interests of Information Technology Toolbox, Inc., now operating as Toolbox.com. Toolbox.com operates an online platform that connects a community of IT and other professionals who share practical, job-related information. This community provides free access to a worldwide audience of experienced, knowledgeable professionals and generates advertising- and content-related revenues that are recognized as the services are provided.

The purchase price of Toolbox.com was $58.4 million, net of $0.5 million of transaction costs. The purchase price may be increased if certain financial thresholds are achieved during a 12-month period on or before December 31, 2010. The operating results after July 31, 2007 are included in the Company's consolidated statements of income. Pro forma information disclosing the results of operations for the period from January 1, 2007 to July 31, 2007 and year ended December 31, 2006 are not presented as the effects were not material. The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The purchase price was assigned as follows (in thousands):

Net working capital	$ 1,547
Property and equipment	600
Intangible assets	20,294
Goodwill (deductible for tax purposes)	35,916
Allocated purchase price	$ 58,357

Intangible assets of Toolbox.com that were acquired primarily include advertising customer relationships, user database, and technology integral to content management and connection with users and are being amortized over assigned lives ranging from 3 to 20 years with a weighted average amortization period of six years.

In 2008, the Company recorded an impairment loss relating to the goodwill and intangible assets of Toolbox.com. See Note 9.

Note 5. Fair value measurements

FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. FAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below (in thousands):

		Fair Value Measurements Using Fair Value Hierarchy		
	Fair Value as of December 31, 2008	Level 1	Level 2	Level 3
Financial Assets				
Cash and cash equivalents	$ 16,214	$ 16,214	$ —	$ —
Available-for-sale marketable securities	59,889	59,889	—	—
Variable insurance products held in a rabbi trust	10,948	—	10,948	—
Financial Liabilities				
Forward currency exchange contracts	$ 4,057	$ —	$ 4,057	$ —

Note 6. Marketable securities

The aggregate market value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	December 31, 2008			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes	$ 25,845	$ 25,365	$ 480	$ —
Washington, D.C. tax-exempt bonds	34,044	32,739	1,383	78
Total marketable securities	$ 59,889	$ 58,104	$ 1,863	$ 78

	December 31, 2007			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes	$ 57,033	$ 56,641	$ 392	$ —
Washington, D.C. tax-exempt bonds	39,738	38,694	1,044	—
Total marketable securities	$ 96,771	$ 95,335	$ 1,436	$ —

The following table summarizes marketable securities maturities (in thousands):

	December 31, 2008	
	Fair Market Value	Amortized Cost
Less than 1 year	$ 13,545	$ 13,502
Matures in 1 to 5 years	42,804	41,081
Matures in 6 to 10 years	3,540	3,521
Total marketable securities	$ 59,889	$ 58,104

In 2008 and 2007, the sale of marketable securities resulted in net realized investment gains of $73,000 and $142,000, respectively, which are included in Other (expense) income, net in the consolidated statements of income. The Company did not sell any marketable securities in 2006.

Note 7. Membership fees receivable

Membership fees receivable consists of the following (in thousands):

	December 31,	
	2008	2007
Billed	$ 103,478	$ 117,738
Unbilled	28,460	45,346
	131,938	163,084
Allowance for uncollectible revenue	(4,931)	(1,748)
Membership fees receivable, net	$ 127,007	$ 161,336

Note 8. Property and equipment

Property and equipment consists of the following (in thousands):

	December 31,	
	2008	2007
Furniture, fixtures and equipment	$ 41,651	$ 31,815
Leasehold improvements	83,250	72,741
Computer software and Web site development costs	17,185	14,752
	142,086	119,308
Accumulated depreciation	(32,953)	(27,404)
Property and equipment, net	$ 109,133	$ 91,904

Depreciation expense was $15.8 million, $13.1 million and $9.7 million in 2008, 2007 and 2006, respectively.

Note 9. Goodwill and intangible assets

The changes in the carrying amount of goodwill in 2008 and 2007 are as follows (in thousands):

	December 31, 2008	December 31, 2007
Beginning of year	$ 42,626	$ 6,364
Goodwill acquired	6,712	36,262
Impairment loss	(22,946)	—
Goodwill	$ 26,392	$ 42,626

In the fourth quarter of 2008, based on a combination of factors (including the current economic environment and the near term outlook for advertising related revenue), the Company concluded that goodwill and intangible asset amounts previously recorded for the 2007 acquisition of Information Technology Toolbox, Inc. were impaired. The Company utilized the income approach (discounted cash flow method) and the market approach (guideline company method and the transaction method) in the determination of the fair value of Toolbox.com. The total impairment loss recognized in the fourth quarter of 2008 was $27.4 million ($22.9 million related to goodwill and $4.5 million related to intangible assets). This non-cash charge did not impact the Company's liquidity position or cash flows.

Note 10. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of the following (in thousands):

	December 31, 2008	December 31, 2007
Accounts payable	$ 6,658	$ 11,319
Advanced membership payments received	15,402	14,197
Other accrued liabilities	44,118	37,165
Accounts payable and accrued liabilities	$ 66,178	$ 62,681

Note 11. Other liabilities

Other liabilities consist of the following (in thousands):

	December 31, 2008	December 31, 2007
Deferred compensation	$ 7,256	$ 12,242
Lease incentives	35,558	31,201
Deferred rent benefit—long term	17,148	8,081
Other	8,045	8,270
Total other liabilities	$ 68,007	$ 59,794

Note 12. Stockholders' equity and share-based compensation

Share-based compensation

Effective January 1, 2006, the Company adopted FAS 123(R) using the modified prospective transition method. Under this transition method, share-based compensation expense includes compensation expense for all share-based compensation awards granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123. Share-based compensation expense for all share-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of FAS 123(R). The Company previously recorded share-based compensation expense in accordance with the provisions of APB 25, which allowed the Company to record share-based compensation expense based on the intrinsic value of the share-based award at the date of grant.

Under share-based compensation plans, the Company may grant certain employees, directors and consultants options to purchase common stock, stock appreciation rights and restricted stock units. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. Stock appreciation rights are equity settled share-based compensation arrangements whereby the number of shares of the Company's common stock that will ultimately be issued is based upon the appreciation of the Company's common stock and the number of awards granted to an individual. Restricted stock units are equity settled share-based compensation arrangements of a number of shares of the Company's common stock. Holders of options and stock appreciation rights do not participate in dividends until after the exercise of the award. Restricted stock unit holders do not participate in dividends nor do they have voting rights until the restrictions lapse.

FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Share-based compensation expense is recognized on a straight-line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the vesting term of four years. When estimating forfeitures, the Company considers voluntary termination behaviors as well as trends of actual forfeitures. In 2008, the Company increased its estimated forfeiture rate from 3% to 14%, and the cumulative effect of the change in estimate was a reduction in compensation expense of $2.9 million.

The Company recognized total share-based compensation costs of $12.5 million, $22.8 million and $25.3 million in 2008, 2007 and 2006, respectively. These amounts are allocated to Cost of services, Member relations and marketing and General and administrative expenses in the consolidated statements of income. The total income tax benefit for share-based compensation arrangements was $5.0 million, $8.5 million and $9.7 million in 2008, 2007 and 2006, respectively. At December 31, 2008, $20.8 million of total estimated unrecognized share-based compensation cost is expected to be recognized over a weighted-average period of approximately 2.3 years.

Equity incentive plans

The Company issues awards under the 2004 Stock Incentive Plan, as amended, (the "2004 Plan") and the Directors' Stock Option Plan, adopted in 1998 (the "Directors' Plan") (together "the Plans"). All regular employees, directors and consultants are eligible to receive equity awards. The Plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and incentive bonuses. The 2004 Plan provides for the issuance of up to 6.3 million shares of common stock, plus any shares subject to outstanding awards under prior equity compensation plans up to an aggregate maximum of 9.4 million shares. The terms of the awards granted under the Plans, including vesting, forfeiture and post-termination exercisability are set by the plan administrator, subject to certain restrictions. The contractual term of equity awards ranges from 4 to 10 years. The Company had 3.4 million shares available for issuance under the Plans at December 31, 2008.

Valuation assumptions

The following assumptions were used to value grants of common stock options and stock appreciation rights for each respective period:

	Year Ended December 31,		
	2008	2007	2006
Risk-free interest rate	4.31%	4.47%	4.80%
Dividend yield	3.86%	2.01%	1.29%
Expected life of option (in years)	5.1	4.8	4.5
Expected volatility	35%	30%	30%
Weighted-average fair value of share-based compensation awards granted	$ 7.37	$ 17.85	$ 26.14

Common stock options

The following table summarizes the changes in common stock options in 2008, 2007 and 2006:

	2008		2007		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,198,953	$ 53.28	2,942,132	$ 50.63	5,271,183	$ 44.96
Granted	—	—	—	—	—	—
Forfeited	(326,869)	61.14	(149,250)	56.92	(152,262)	54.62
Exercised	(69,057)	29.74	(593,929)	39.20	(2,176,789)	36.71
Outstanding, end of year	1,803,027	$ 52.75	2,198,953	$ 53.28	2,942,132	$ 50.63
Vested or expected to vest, end of year	1,701,917	$ 51.97	2,151,328	$ 53.13	2,849,979	$ 50.39
Exercisable, end of year	1,580,902	$ 50.89	1,338,954	$ 48.66	881,508	$ 44.15

At December 31, 2008, the aggregate intrinsic value (the difference between the market price and the exercise price) of common stock options outstanding and exercisable was $0. The total intrinsic value of common stock options exercised in 2008, 2007 and 2006 was $0.9 million, $17.4 million and $130.9 million, respectively.

The following table summarizes the characteristics of options at December 31, 2008:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
$21.19-$45.10	849,786	$ 39.78	2.86	848,536	$ 39.79	2.86
$46.45-$64.30	142,740	52.95	3.72	142,115	52.90	3.72
$64.88-$89.70	810,501	66.31	3.24	590,251	66.36	3.24
$21.19-$89.70	1,803,027	$ 52.75	3.10	1,580,902	$ 50.89	3.08

Stock appreciation rights

The following table summarizes the changes in stock appreciation rights in 2008, 2007 and 2006:

	2008		2007		2006	
	Number of Stock Appreciation Rights	Weighted Average Exercise Price	Number of Stock Appreciation Rights	Weighted Average Exercise Price	Number of Stock Appreciation Rights	Weighted Average Exercise Price
Outstanding, beginning of year	1,293,319	$ 83.82	614,145	$ 97.36	—	$ —
Granted	816,507	40.95	840,486	74.48	628,150	97.36
Forfeited	(261,563)	74.80	(161,312)	86.67	(14,005)	97.56
Exercised	—	—	—	—	—	—
Outstanding, end of year	1,848,263	$ 66.16	1,293,319	$ 83.82	614,145	$ 97.36
Vested or expected to vest, end of year	1,270,404	$ 69.22	1,171,169	$ 84.13	579,386	$ 97.36
Exercisable, end of year	383,237	$ 87.38	134,292	$ 97.52	—	$ —

The per share weighted average grant date fair value of stock appreciation rights granted was $40.95, $74.48 and $97.36 in 2008, 2007, and 2006, respectively. At December 31, 2008, the aggregate intrinsic value of stock appreciation rights outstanding and exercisable was $0.

The following table summarizes the characteristics of stock appreciation rights at December 31, 2008:

	Stock Appreciation Rights Outstanding			Stock Appreciation Rights Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
$25.99–$40.36	29,000	$ 35.31	6.47	—	$ —	$ —
$40.78–$40.78	654,007	40.78	6.18	—	—	—
$45.74–$97.56	1,165,256	81.17	4.93	383,237	87.38	4.68
$25.99–$97.56	1,848,263	$ 66.16	5.40	383,237	$ 87.38	$ 4.68

Restricted stock units

The following table summarizes the changes in restricted stock units in 2008, 2007 and 2006:

	2008		2007		2006	
	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	101,268	$ 84.03	60,123	$ 94.78	—	$ —
Granted	70,235	36.37	73,529	74.07	60,661	94.78
Forfeited	(13,045)	68.56	(17,499)	83.21	(538)	94.78
Vested	(25,262)	85.26	(14,885)	94.78	—	—
Outstanding, end of year	133,196	$ 60.18	101,268	$ 84.03	60,123	$ 94.78

Share repurchases

In July 2007, the Company's Board of Directors authorized a share repurchase of up to an additional $125 million of the Company's common stock. When combined with the remaining balance of the then-existing share repurchase authorizations, this provided the Company the opportunity to repurchase up to $149.2 million of the Company's shares as of the July 2007 date of the additional share repurchase authorization. Repurchases may continue to be made from time to time in open market and privately negotiated transactions subject to market conditions. No minimum number of shares has been fixed. The Company is funding its share repurchases with cash on hand and cash generated from operations. In 2008, 2007 and 2006, the Company repurchased 1.0 million, 4.3 million and 1.9 million shares, respectively, of its common stock at a total cost of $41.8 million, $303.0 million and $176.0 million, respectively. The remaining share repurchase authorization was $22.4 million at December 31, 2008.

Dividends

In 2008, the Company's Board of Directors declared quarterly cash dividends of $0.44 per share. The Company funds its dividend payments with cash on hand and cash generated from operations.

Preferred stock

At December 31, 2008 and 2007, the Company had 5.0 million shares of preferred stock authorized with a par value of $0.01 per share. No shares were issued and outstanding at December 31, 2008 and 2007.

Note 13. Restructuring costs

In the fourth quarter of 2008, the Company committed to a plan of workforce reductions to restructure its business. This restructuring includes a reduction of approximately 15% of the Company's workforce; a realignment of products and services, including consolidation or retirement of certain products, to focus on five corporate decision centers; and the implementation of a new, integrated approach to prospect and member account management.

Pre-tax restructuring charges for these actions are estimated to be approximately $9.3 million, most of which is associated with severance and related termination benefits. Based on the Statement of Financial Accounting Standards No. 112, *Employers' Accounting for Postemployment Benefits*, the Company recorded a pre-tax restructuring charge of $8.0 million for these actions in the fourth quarter of 2008. The Company expects to recognize a majority of the remaining charges in the first quarter of 2009, with the remaining costs being recognized over the remainder of 2009. Substantially all of these charges will result in cash expenditures in 2009.

Note 14. Income taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Current tax expense			
Federal	$ 42,607	$ 54,328	$ 61,584
State and local	9,639	1,547	—
Foreign	1,865	1,476	1,144
	54,111	57,351	62,728
Deferred tax (benefit) expense			
Federal	(19,535)	(10,552)	(12,493)
State and local	(841)	919	(484)
Foreign	(444)	(217)	(190)
	(20,820)	(9,850)	(13,167)
Provision for income taxes	$ 33,291	$ 47,501	$ 49,561

In 2008, 2007 and 2006, the Company made cash payments for income taxes of $55.2 million, $60.8 million and $9.0 million, respectively.

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. federal income tax statutory rate to income before provision for income taxes as follows:

	Year Ended December 31,		
	2008	2007	2006
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	5.3	3.3	3.9
Foreign income tax	(0.4)	(0.1)	—
Foreign currency loss	1.7	—	—
Permanent differences and credits, net	1.0	(1.1)	(0.4)
Effective tax rate	42.6%	37.1%	38.5%

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities consist of the following (certain prior year amounts have been reclassified to conform with the current year presentation, in thousands):

	December 31,	
	2008	2007
Deferred tax assets		
Share-based compensation	$ 16,551	$ 14,492
Goodwill and intangibles	11,305	946
Accrued incentive compensation	9,250	9,196
Accruals and reserves	5,273	958
Net operating loss and tax credit carry forwards	7,612	8,529
Depreciation	2,480	5,086
Deferred compensation plan	4,244	4,739
Deferred revenue	2,411	3,906
Operating leases and lease incentives	9,639	4,505
Other	2,256	230
Total deferred tax assets	71,021	52,587
Valuation allowance	(8,211)	(7,878)
Total deferred tax assets, net of valuation allowance	62,810	44,709
Deferred tax liabilities		
Deferred incentive compensation	5,016	6,177
Other	3,908	1,515
Total deferred tax liabilities	8,924	7,692
Deferred tax assets, net	$ 53,886	$ 37,017

In estimating future tax consequences, FAS 109 generally considers all expected future events in the determination and valuation of deferred tax assets and liabilities. The valuation allowance at December 31, 2008 and 2007 was primarily related to state tax credit carry forwards from the District of Columbia described below and state net operating loss carry forwards. The net change in the valuation allowance was an increase of $0.3 million and $2.1 million in 2008 and 2007, respectively.

The Company has net operating loss carry forwards for state income tax purposes of $0.2 million which are available to offset future state taxable income through 2028.

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") adopted regulations in accordance with the New E-Conomy Transformation Act of 2000 (the "Act") that modify the income and franchise tax, sales and use tax and personal property tax regulations, effective April 2001. Specifically, the regulations provide certain credits, exemptions and other benefits to a Qualified High Technology Company ("QHTC"). In 2003, the Company received notification from the Office of Tax and Revenue that its certification as a QHTC under the Act had been accepted. As a QHTC, the Company's Washington, D.C. statutory income tax rate was 0.0% through 2005 and 6.0% thereafter. The Company was also eligible for certain Washington, D.C. income tax credits and other benefits. The Company has Washington, D.C. tax credit carry forwards resulting in deferred tax assets of $7.4 million, $8.5 million and $9.3 million at December 31, 2008, 2007 and 2006, respectively. These credits expire in years 2011 through 2017. The Company recorded a $7.4 million, $7.9 million and $5.8 million valuation allowance related to these credit carry forwards at December 31, 2008, 2007 and 2006, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to $15.1 million, $10.3 million and $6.1 million at December 31, 2008, 2007 and 2006, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carry forwards would be available to reduce some portion of the U.S. liability.

The Company adopted the provisions of FIN 48 on January 1, 2007, and there was no difference between the amounts of unrecognized tax benefits recognized in the balance sheet prior to the adoption of FIN 48. A reconciliation of the beginning and ending unrecognized tax benefit is as follows (in thousands):

	December 31,	
	2008	2007
Balance at beginning of the year	$ 900	$ 900
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	(288)	—
Reductions for lapse of statute of limitations	(185)	—
Settlements	—	—
Balance at end of the year	$ 427	$ 900

The Company files income tax returns in U.S. federal, state, and foreign jurisdictions. With few exceptions, the Company is no longer subject to tax examinations in major tax jurisdictions for periods prior to 2005. All of the Company's unrecognized tax benefit liability would affect the Company's effective tax rate if recognized. Interest and penalty expense recognized related to uncertain tax positions amounted to $0.1 million in 2008 and 2007, respectively. Total accrued interest and penalties at December 31, 2008 and December 31, 2007 was $0.3 million and $0.2 million, respectively, and was included in accrued expenses.

Note 15. Employee benefit plans

Defined contribution 401(k) plan

The Company sponsors a defined contribution 401(k) plan (the "Plan") in which the Company's employees participate. Pursuant to the Plan, all employees who have reached the age of 21 are eligible to participate. Prior to 2007, the Company provided a discretionary contribution equal to 25% of an employee's contribution up to a maximum of 4% of base salary. Effective January 1, 2007, the Company adopted amendments to the Plan in which the Company provides a discretionary contribution equal to 50% of an employee's contribution up to a maximum of 6% of base salary. The amendments to the Plan additionally provide that effective January 1, 2007, the Company's matching contribution on behalf of an employee is subject to a four-year vesting schedule of 25% per year beginning one year from the employee's date of hire, and that an employee must be employed by the Company on the last day of a Plan year in order to vest in the Company's contribution for that year. Company contributions to the Plan were $4.0 million, $3.1 million and $1.1 million in 2008, 2007 and 2006, respectively.

Employee stock purchase plan

The Company sponsors an employee stock purchase plan (the "ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 10% of their eligible compensation to purchase shares of the Company's common stock. The total shares of the Company's common stock authorized for issuance under the ESPP is 1,050,000. Under the plan, shares of the Company's common stock may be purchased over an offering period, typically three months, at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the three-month purchase period. In 2008, 2007 and 2006, the Company issued 39,730 shares, 33,677 shares and 26,875 shares of common stock, respectively, under the ESPP. At December 31, 2008, 0.8 million shares were available for issuance.

Deferred compensation plan

Effective July 1, 2005, the Company implemented a Deferred Compensation Plan (the "Plan") for certain employees and members of the Board of Directors to provide an opportunity to defer compensation on a pre-tax basis. The Plan provides for deferred amounts to be credited with investment returns based upon investment options selected by participants from alternatives designated from time to time by the plan administrative committee. Investment earnings associated with the Plan's assets are included in Other (expense) income, net while changes in individual participant account balances are recorded as compensation expense in the consolidated statements of income. The Plan also allows the Company to make discretionary contributions at any time based on individual or overall Company performance, which may be subject to a different vesting schedule than elective deferrals, and provides that the Company will make up any 401(k) plan match that is not credited to the participant's 401(k) account due to his or her participation in the Plan. The Company has established a rabbi trust to hold assets utilized by the Company to pay benefits under the Plan. The Company did not make any discretionary contributions to the Plan in 2008, 2007 and 2006.

Note 16. Commitments and contingencies

Operating leases

The Company leases office facilities that expire on various dates through 2028. Generally, the leases carry renewal provisions and rental escalations and require the Company to pay executory costs such as taxes and insurance. The annual rental escalations associated with our Arlington, Virginia headquarters are not to exceed 1.85% per year through 2017, and 2% per year thereafter. These annual escalations have been included in the future minimum rental payments below. Rental payments may also be adjusted for increases in taxes and operating expenses above specified amounts. In 2008, the Company entered into a sublease agreement with a third party for one floor of its Arlington, Virginia headquarters. Total sublease payments are $7.5 million over a five-year term. Rent expense was $35.2 million (net of $0.2 million in sublease income), $21.9 million and $15.1 million in 2008, 2007 and 2006, respectively.

Future minimum rental payments under non-cancelable operating leases, excluding executory costs and sublease payments, are as follows (in thousands):

Year Ended December 31,	
2009	$ 32,838
2010	33,263
2011	33,445
2012	33,552
2013	33,680
Thereafter	485,084
Total	$ 651,862

The Company has completed the tenant build-out of the Arlington, Virginia headquarters. The total cost of the build-out was approximately $100 million, of which approximately $40 million was paid by the landlord through lease incentives. In 2007, approximately $32 million of the lease incentives were paid directly to vendors and was excluded from the statement of cash flows as a non-cash investing activity. The remaining $8 million of lease incentives was received by the Company in September 2008 and was included in cash flows from operations. The lease incentives are being amortized over the term of the lease (through 2028) as a reduction of rent expense.

Other

At December 31, 2008, the Company had outstanding letters of credit totaling $6.4 million to provide security deposits for certain office space leases. The letters of credit expire in the period from January 2009 through September 2009 but will automatically extend for another year from their expiration dates unless the Company terminates them. To date, no amounts have been drawn on these agreements. In 2008, the Company terminated letters of credit relating to the security deposits for the Washington, D.C. office space leases when the leases expired. Under the terms of the Arlington, Virginia lease agreement, the Company committed to providing the landlord a security deposit totaling $50 million and pledged $50 million of long-term marketable securities to the landlord as collateral for this obligation. In August 2008, the Company replaced the $50 million pledge of long-term marketable securities with a letter of credit for $4.5 million.

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is not currently a party to, and the Company's property is not subject to, any material legal proceedings.

The Company continues to evaluate potential tax exposures relating to sales and use, payroll, and property tax laws and regulations for various states in which the Company sells or supports its goods and services. Accruals for potential contingencies are recorded by the Company when it is probable that a liability has been incurred and the liability can be reasonably estimated. As additional information becomes available, changes in the estimates of the liability are reported in the period that those changes occur. The Company accrued a liability of $3.7 million, $2.0 million and $4.1 million at December 31, 2008, 2007 and 2006, respectively, relating to certain sales and use tax regulations for states in which the Company sells or supports its goods and services.

Note 17. Segments and geographic areas

Statement of Financial Accounting Standards No. 131, *Disclosures About Segments of an Enterprise and Related Information*, requires a business enterprise, based upon a management approach, to disclose financial and descriptive information about its operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. The operating results for the Toolbox.com subsidiary do not meet the quantitative thresholds for separate disclosure.

The Company has net sales and long-lived assets, consisting of property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization, in the following geographic areas (in thousands):

	United States	Europe	Other Countries	Total
2008				
Revenues	$ 382,705	$ 98,828	$ 76,819	$ 558,352
Long-lived assets	136,280	14,730	1,781	152,791
2007				
Revenues	$ 380,544	$ 86,595	$ 65,577	$ 532,716
Long-lived assets	149,969	6,272	432	156,673
2006				
Revenues	$ 341,740	$ 66,798	$ 52,085	$ 460,623
Long-lived assets	27,755	6,765	294	34,814

Note 18. Quarterly financial data (unaudited)

Unaudited summarized financial data by quarter in 2008 and 2007 is as follows (in thousands, except per-share amounts):

	2008 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 138,023	$ 141,173	$ 142,409	$ 136,747
Impairment loss	—	—	—	27,449
Restructuring costs	—	—	—	8,006
Income (loss) from operations	24,019	25,410	35,791	(1,694)
Income (loss) before provision for income taxes	24,717	26,351	31,902	(4,882)
Net income (loss)	$ 14,830	$ 15,811	$ 20,002	$ (5,846)
Earnings (loss) per share				
Basic	$ 0.43	$ 0.46	$ 0.59	$ (0.17)
Diluted	$ 0.42	$ 0.46	$ 0.59	$ (0.17)

	2007 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 124,525	$ 129,697	$ 136,288	$ 142,206
Income from operations	25,580	22,878	31,551	32,030
Income before provision for income taxes	31,495	28,167	34,784	33,642
Net income	$ 19,370	$ 17,323	$ 21,392	$ 22,502
Earnings per share				
Basic	$ 0.50	$ 0.47	$ 0.60	$ 0.64
Diluted	$ 0.50	$ 0.46	$ 0.59	$ 0.63

Note 19. Subsequent events

Dividends

In February 2009, the Board of Directors declared a quarterly cash dividend of $0.44 per share. The dividend is payable on March 31, 2009 to stockholders of record at the close of business on March 13, 2009. The Company funds its dividend payments with cash on hand and cash generated from operations.

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments.

Management also is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Conduct for Officers, Directors and Employees. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures that are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is comprised solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009, management concluded that our internal control over financial reporting was effective as of December 31, 2008. Subsequently, a material weakness was identified in the Company's controls over the process of reviewing operating leases, in that we did not have effective procedures to determine the appropriate accounting for rental escalations. This resulted in an error in the accounting for a lease agreement containing rental escalations which should have been accounted for on a straight-line basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated statements will not be prevented or detected on a timely basis. As a result of this material weakness, the Company restated its consolidated financial statements for the year ended December 31, 2008, including the unaudited interim periods contained therein.

Based on the material weakness described above, management has revised its earlier assessment and has now concluded that our internal control over financial reporting was ineffective as of December 31, 2008, based on the COSO criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2008.

Thomas L. Monahan III
Chief Executive Officer
April 22, 2009

Chao Liu
Chief Financial Officer
April 22, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
The Corporate Executive Board Company

We have audited The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporate Executive Board Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in the design and operating effectiveness of internal controls over the process of reviewing leases for appropriate accounting. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2008 financial statements and this report does not affect our report dated April 22, 2009 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, The Corporate Executive Board Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

Ernst & Young LLP

Baltimore, Maryland
April 22, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
The Corporate Executive Board Company

We have audited the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Corporate Executive Board Company and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2009 expressed an adverse opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
April 22, 2009

Executive Officers and Directors

(As of 30 April 2009)

Thomas L. Monahan III
Chairman and Chief Executive Officer

Melody L. Jones
Chief Human Resources Officer

Joyce Liu
Interim Chief Financial Officer

Gregor S. Bailar*
Director; Former Chief Information Officer, Capital One Financial Corporation

Stephen M. Carter*
Director; Chief Executive Officer and President, Superior Essex Inc.

Gordon J. Coburn*
Director; Chief Financial Officer and Chief Operating Officer, Cognizant Technology Solutions Corporation

Robert C. Hall*
Director; Former Chairman, Harborside Plus, Inc.

Nancy J. Karch*
Director; Director Emeritus, McKinsey & Company

David W. Kenny*
Director; Managing Partner, Vivaki

Daniel O. Leemon*
Director; Former Executive Vice President and Chief Strategy Officer, The Charles Schwab Corporation

* Member of the Audit Committee and/or Compensation Committee of the Board of Directors.

Corporate Information

Form 10-K/Investor Contact
A copy of the Company's 2008 Annual Report on Form 10-K (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Joyce Liu, Interim Chief Financial Officer, at the Company's corporate office.

Common Stock and Dividend Information
The common stock of The Corporate Executive Board Company has been traded on the NASDAQ Stock Market, Inc. under the symbol EXBD since the initial public offering on 23 February 1999. As of 16 April 2009, there were approximately 14,500 holders of the common stock, including 47 stockholders of record. The Company has paid quarterly cash dividends on its common stock since 2004.

Corporate Office
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, VA 22209
+1-571-303-3000
www.executiveboard.com

Registrar and Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
+1-800-851-9677

Independent Auditors
Ernst & Young LLP
Baltimore, MD

Stock Sales Prices per Share

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Stock Market, Inc.

2008	HIGH	LOW
First Quarter	$ 60.37	$ 37.50
Second Quarter	47.50	38.15
Third Quarter	42.79	30.06
Fourth Quarter	31.68	18.79

2007	HIGH	LOW
First Quarter	$ 96.33	$ 73.15
Second Quarter	77.39	58.54
Third Quarter	74.37	62.94
Fourth Quarter	76.99	58.63

Stock Performance Graph

The graph below compares the cumulative total stockholder return on the Company's common stock for the past five years through 31 December 2008, with the cumulative total return on the S&P North American Technology Services Index (formerly, the GSTI Services Index and before that, the Goldman Sachs Services Index) and the NASDAQ Global Select Market Composite Index (formerly, the NASDAQ National Market Composite Index) for the same period. The graph assumes that $100 was invested in the Company's common stock and in each of the other indexes on 31 December 2003, and that any dividends were reinvested. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of the Company's common stock.



The Corporate Executive Board Company
S&P North American Technology Services Index[1]
NASDAQ Global Select Market Composite Index[2]
$250
$125
$0
31 Dec. 2003
31 Dec. 2004
31 Dec. 2005
31 Dec. 2006
31 Dec. 2007
31 Dec. 2008

[1] In February 2007, the Goldman Sachs Services Index (index identifier: GSV), which CEB has presented in this stock performance graph in 2006 and prior years, was acquired by Standard and Poor's from the Goldman Sachs Group. The index was listed as the S&P GSTI Services Index from February 2007 until March 2008, when Standard and Poor's renamed the index the S&P North American Technology Services Index (index identifier: SPGSTISV).

Companies included in the S&P North American Technology Services Index as of 31 December 2008, were: Acxiom Corporation, Affiliated Computer Services Inc., Alliance Data Systems Corporation, Automatic Data Processing, Inc., Broadridge Financial Solutions, Inc., CACI International Inc, Cognizant Technology Solutions Corp., Computer Sciences Corp., Convergys Corp., Cybersource Corporation, DST Systems, Inc., Euronet Worldwide, Inc., Fidelity National Information Services, Inc., Fiserv, Inc., Gartner, Inc., Global Payments Inc., Hewitt Associates, Inc., Lender Processing Services, Inc., ManTech International Corporation, MasterCard Incorporated, Metavante Technologies, Inc., Neustar, Inc., Paychex, Inc., Perot Systems Corp., SAIC, Inc., SRA International, Inc., Syntel, Inc., Total System Services, Inc., Visa Inc., The Western Union Company, and Wright Express Corporation.

[2] Beginning July 2006, the NASDAQ National Market Composite Index, which CEB has presented in this stock performance graph prior to that time, ceased being disseminated by NASDAQ. The index's historical data was retained and carried forward in July 2006 to a newly created index called the NASDAQ Global Select Market Composite Index (index identifier: NQGS).

WWW.EXECUTIVEBOARD.COM

CORPORATE EXECUTIVE BOARD™